Exhibit 99.6

OSISKO GOLD ROYALTIES LTD

..........................................
Consolidated Financial Statements

For the years
ended
December 31, 2015 and 2014

March 11, 2016

Independent Auditor’s Report

To the Shareholders of
Osisko Gold Royalties Ltd

We have audited the accompanying consolidated financial statements of Osisko Gold Royalties Ltd, which comprise the consolidated balance sheets as at December 31, 2015 and 2014 and the consolidated statements of income, comprehensive income (loss), cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Osisko Gold Royalties Ltd as at December 31, 2015 and 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

___________________________________________
1 CPA auditor, CA, public accountancy permit No A122718

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
As at December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars)

		December 31,	December 31,
	Notes	2015	2014
		$	$
Assets

Current assets

Cash and cash equivalents	7	258,509	175,171
Short-term investments	8	200	-
Accounts receivable	9	6,244	562
Other assets	10	508	315
		265,461	176,048

Non-current assets

Investments in associates	11	44,011	14,052
Other investments	12	105,485	65,692
Royalty interests	13	449,439	1,591
Property and equipment	14	835	125
Exploration and evaluation	14	96,220	823
Goodwill	6	111,204	-
Deferred income taxes	21	8,778	11,634
		1,081,433	269,965

Liabilities

Current liabilities

Accounts payable and accrued liabilities	15	11,469	2,987
Dividends payable	18	3,783	1,551
Provisions and other liabilities	16	1,264	375
		16,516	4,913

Non-current liabilities

Provisions and other liabilities	16	8,912	386
Deferred income taxes	21	118,766	1,440
		144,194	6,739

Equity

Share capital	18	745,007	69,716
Warrants	19	18,072	-
Contributed surplus		10,164	681
Accumulated other comprehensive income (loss)		(41,203)	5,549
Retained earnings		203,800	187,280

Equity attributable to Osisko Gold Royalties Ltd shareholders		935,840	263,226

Non-controlling interests		1,399	-

Total equity		937,239	263,226
		1,081,433	269,965

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Director	(signed) Joanne Ferstman, Director

The notes are an integral part of these consolidated financial statements.	4

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Notes	2015	2014
		($)	($)

Revenues		45,415	17,179

Expenses
Depletion of royalty interests		(588)	-
General and administrative	22	(15,046)	(5,285)
Business development	22	(10,982)	(3,344)
Exploration and evaluation	22	(2,409)	(6,010)
Write-off of exploration and evaluation assets	22	(192)	(4,275)
Gain on disposal of exploration and evaluation assets	22	500	-
Cost recoveries from associates	22	1,526	-
Operating income (loss)		18,224	(1,735)
Interest income		4,055	2,115
Dividend income		5,855	-
Finance costs		(609)	(43)
Foreign exchange gain		11,117	611
Share of loss of associates	11	(3,519)	(824)
Other gains, net	22	1,599	1,072
Earnings before income taxes		36,722	1,196
Income tax expense	21	(8,194)	(3,291)
Net earnings (loss) from continuing operations		28,528	(2,095)
Net earnings from discontinued operations	29	-	1,675,263
Net earnings		28,528	1,673,168

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		28,749	1,673,168
Non-controlling interests		(221)	-

Net earnings (loss) per share from continuing operations
Basic	24	0.33	(0.05)
Diluted	24	0.32	(0.05)

Net earnings per share
Basic	24	0.33	36.40
Diluted	24	0.32	36.40

The notes are an integral part of these consolidated financial statements.	5

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars)

	2015	2014
	($)	($)
Net earnings	28,528	1,673,168

Other comprehensive income (loss):

Changes in fair value of available-for-sale financial assets
Unrealized gain (loss)	(43,380)	9,228
Income tax effect	1,175	(1,288)

Impairment on available-for-sale financial assets
Reclassification to the statement of income	-	335

Disposal of available-for-sale financial assets
Reclassification to the statement of income of the realized gain	(5,573)	(3,134)
Income tax effect	867	422

Share of other comprehensive income (loss) of associates	159	(30)
Other comprehensive income (loss)	(46,752)	5,533
Comprehensive income (loss)	(18,224)	1,678,701

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	(18,003)	1,678,701
Non-controlling interests	(221)	-

Other comprehensive income (loss) is composed solely of items that may be reclassified subsequently to net earnings or loss.

The notes are an integral part of these consolidated financial statements.	6

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars)

	Notes	2015	2014
		$	$
Operating activities
Net earnings (loss) from continuing operations		28,528	(2,095)
Adjustments for:
Share-based compensation		2,911	681
Write-off of exploration and evaluation assets		192	4,275
Gain on disposal of exploration and evaluation assets		(500)	-
Accretion on note receivable		(1,382)	(59)
Depletion and amortization		765	14
Share of loss of associates		3,519	824
Net gain on available-for-sale financial assets		(4,826)	(2,556)
Net loss on financial assets at fair value through profit and loss		484	236
Impairment of associates and other financial assets		1,035	1,612
Deferred income tax expense		8,194	3,291
Provisions and other liabilities		2,548	761
Foreign exchange gain		(11,100)	(593)
Other		1,813	(497)
		32,181	5,894
Changes in non-cash working capital items	25	(3,043)	2,127
Net cash flows provided by operating activities from continuing operations		29,138	8,021
Net cash flows provided by operating activities from discontinued operations		-	116,066
Net cash flows provided by operating activities		29,138	124,087

Investing activities
Cash acquired – acquisition of Virginia	6	34,900	-
Net decrease in short-term investments		34,498	-
Acquisition of investments		(171,540)	(30,681)
Proceeds on disposal of investments		-	66
Royalty interests		(32,200)	(1,591)
Property and equipment		(300)	(139)
Exploration and evaluation, net of government tax credits		(6,293)	(944)
Net cash flows used in investing activities from continuing operations		(140,935)	(33,289)
Net cash flows used in investing activities from discontinued operations		-	(77,735)
Net cash flows used in investing activities		(140,935)	(111,024)

Financing activities
Issuance of common shares		4,887	197,631
Issuance of special warrants	19	200,020	-
Issue expenses		(10,862)	-
Dividends paid		(9,834)	-
Financing fees		(176)	(220)
Net cash flows provided by financing activities from continuing operations		184,035	197,411
Net cash flows used in financing activities from discontinued operations		-	(197,301)
Net cash flows provided by financing activities		184,035	110
Increase in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		72,238	13,173
Effects of exchange rate changes on cash and cash equivalents		11,100	593
Increase in cash and cash equivalents		83,338	13,766
Cash and cash equivalents – beginning of year		175,171	161,405
Cash and cash equivalents – end of year	7	258,509	175,171

Additional information related to the consolidated statements of cash flows is presented in Note 25.

The notes are an integral part of these consolidated financial statements.	7

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common				component of	other	Retained		Non-
				Special
		shares	Share	warrants /	Contributed	convertible	comprehensive	earnings		controlling
	Notes	outstanding	capital	warrants	surplus	debentures	income (loss)(i)	(deficit)	Total	interest	Total
			($)	($)	($)	($)	($)	($)	($)	($)	($)
Balance - January 1, 2015		51,691,439	69,716	-	681	-	5,549	187,280	263,226	-	263,226
Net earnings		-	-	-	-	-	-	28,749	28,749	(221)	28,528
Other comprehensive loss		-	-	-	-	-	(46,752)	-	(46,752)	-	(46,752)
Comprehensive loss		-	-	-	-	-	(46,752)	28,749	(18,003)	(221)	(18,224)
Acquisition of Virginia Mines Inc.	6	29,964,240	488,717	-	-	-	-	-	488,717	1,620	490,337
Special warrants issuance	18	-	-	200,020	-	-	-	-	200,020	-	200,020
Special warrants exercised	18	10,960,000	181,235	(181,235)	-	-	-	-	-	-	-
Dividends declared	18	-	-	-	-	-	-	(12,229)	(12,229)	-	(12,229)
Shares issued - Dividends reinvestment plan	18	11,764	163	-	-	-	-	-	163	-	163
Share options - share-based compensation		-	-	-	3,017	-	-	-	3,017	-	3,017
Replacement share options:
Acquisition of Virginia Mines Inc.	6	-	-	-	13,842	-	-	-	13,842	-	13,842
Fair value of options exercised		-	7,376	-	(7,376)	-	-	-	-	-	-
Proceeds from exercise of options		750,837	4,887	-	-	-	-	-	4,887	-	4,887
Issue costs, net of income taxes of $2,607 and $263		-	(7,087)	(713)	-	-	-	-	(7,800)	-	(7,800)
Shares issued from escrow	18	1,200,000	-	-	-	-	-	-	-	-	-
Balance – December 31, 2015		94,578,280	745,007	18,072	10,164	-	(41,203)	203,800	935,840	1,399	937,239

Balance - January 1, 2014		43,922,470	2,060,810	20,575	75,626	8,005	16	(433,964)	1,731,068	-	1,731,068
Net earnings		-	-	-	-	-	-	1,673,168	1,673,168	-	1,673,168
Other comprehensive income		-	-	-	-	-	5,533	-	5,533	-	5,533
Comprehensive income		-	-	-	-	-	5,533	1,673,168	1,678,701	-	1,678,701
Issuance of common shares – private placements	13	2,794,411	42,000	-	-	-	-	-	42,000	-	42,000
Issuance of common shares – acquisition of investments		2,196,607	30,489	-	-	-	-	-	30,489	-	30,489
Dividends declared	13	-	-	-	-	-	-	(1,551)	(1,551)	-	(1,551)
Share-based compensation		-	-	-	7,940	-	-	-	7,940	-	7,940
Fair value of options exercised		-	26,564	-	(26,564)	-	-	-	-	-	-
Proceeds from exercise of options		1,241,515	78,575	-	-	-	-	-	78,575	-	78,575
Employee share purchase plan		41,915	2,509	-	-	-	-	-	2,509	-	2,509
Property payments		167,025	14,448	-	-	-	-	-	14,448	-	14,448
Warrants:
Fair value of warrants exercised		-	20,575	(20,575)	-	-	-	-	-	-	-
Proceeds from exercise of warrants		1,250,000	78,125	-	-	-	-	-	78,125	-	78,125
Conversion of debt		77,532	4,629	-	-	-	-	-	4,629	-	4,629
Deemed distribution to the shareholders and assumption of convertible debentures and unexercised instruments		-	(2,286,234)	-	(56,321)	(8,005)	-	(1,050,373)	(3,400,933)	-	(3,400,933)
Cancellation of common shares		(36)	-	-	-	-	-	-	-	-	-
Share issue costs, net of income taxes of $1,021		-	(2,774)	-	-	-	-	-	(2,774)	-	(2,774)
Balance – December 31, 2014		51,691,439	69,716	-	681	-	5,549	187,280	263,226	-	263,226

(i) Accumulated other comprehensive income (loss) relates solely to available-for-sale investments.

The notes are an integral part of these consolidated financial statements.	8

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter royalty (“NSR”) on the Canadian Malartic mine in the Abitibi Gold Belt and a sliding scale 2.0% - 3.5% NSR on the Éléonore mine located in the James Bay area in the Province of Québec. The Company also owns a portfolio of royalties, options on royalties and exclusive rights to participate in future royalty/stream financings on various projects, mainly in Ontario, Québec and the U.S.A. In addition, the Company has interests (directly or indirectly) in exploration and evaluation projects in four main prolific gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area, the Cariboo mining district and the Guerrero Gold Belt in Mexico.

2.	Basis of presentation

For financial reporting purposes, the Company is considered to be a continuation of Osisko Mining Corporation. Accordingly, all references to Osisko or the Company for events that occurred prior to June 16, 2014 relate to Osisko Mining Corporation. The Company was formed following the agreement between Osisko Mining Corporation, Yamana Gold Inc. ("Yamana") and Agnico Eagle Mines Limited ("Agnico Eagle"), pursuant to which Yamana and Agnico Eagle acquired, by way of a statutory plan of arrangement, on June 16, 2014, all of the outstanding common shares of Osisko Mining Corporation in exchange for (i) $2.09 in cash, (ii) 0.26471 of a Yamana common share, (iii) 0.07264 of an Agnico Eagle common share and (iv) a common share of Osisko Gold Royalties Ltd (immediately thereafter consolidated on a 10 to 1 basis). The share consolidation was applied retroactively to all share-related information, except when otherwise mentioned.

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year. The Board of Directors has approved the audited consolidated financial statements on March 11, 2016.

3.	Summary of significant accounting policies

The following summary of significant accounting policies are applicable to the Company’s continuing operations. Note 29 contains a supplemental summary of significant accounting policies applicable exclusively to discontinued operations.

(a)	Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets at fair value.

(b)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(b)	Business combinations (continued)

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income and other comprehensive income (loss). If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized on the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of income. Acquisition costs are expensed as incurred.

(c)	Consolidation

The Company’s financial statements consolidate the accounts of Osisko Gold Royalties Ltd and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Osisko and are de-consolidated from the date that control ceases. Accounting policies of subsidiaries are consistent with the policies adopted by Osisko.

(d)	Non-controlling interests

Non-controlling interests represent an equity interest in a subsidiary owned by an outside party. The share of net assets of the subsidiary attributable to the non-controlling interests is presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Changes in the Company’s ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions.

(e)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company, its subsidiaries and associates.

(ii)	Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at market value, in which case, they are translated at the exchange rate in effect at the date of the balance sheet. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of income as part of the fair value gain or loss. Such changes in fair value on non-monetary financial assets, such as equities classified as available-for-sale, are included in other comprehensive income (loss).

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(f)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques.

Measurement in subsequent periods depends on the classification of the financial instrument. At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)	Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. The fair values of the warrants are based on the quoted market prices of the warrants on a recognized stock exchange when they are traded. Otherwise, the fair values of the warrants are determined using the Black-Scholes option pricing model.

Transaction costs are expensed in the consolidated statement of income. Gains and losses arising from changes in fair value are presented in the consolidated statement of income within other gains (losses) in the period in which they arise. Financial assets at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current.

(ii)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity other than: i) those that the Company upon initial recognition designates as at fair value through profit or loss; ii) those that the Company designates as available-for-sale; and iii) those that meet the definition of loans and receivables. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than twelve months from the end of the reporting period, which are classified as current assets.

Held-to-maturity financial assets are stated at amortized cost, using the effective interest method. Gains and losses are recognized in the consolidated statement of income when the financial assets are derecognized or impaired, as well as through the amortization process.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(f)	Financial instruments (continued)

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognized initially at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. The fair value of the loans and receivables are based on market interest rates for similar loans taking into account the credit risk associated with the counterparty.

Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Loans and receivables are included in current assets, except for instruments with maturities greater than twelve months after the end of the reporting period, which are classified as non-current assets.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

Available-for-sale financial assets are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. The fair values of the investments in common shares are based on the quoted market prices of those shares on a recognized stock exchange at the end of each reporting period. Gains or losses arising from changes in fair value are recognized in other comprehensive income. Interest on available-for-sale investments, calculated using the effective interest method, is recognized in the consolidated statement of income as part of interest income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the consolidated statement of income and are included in other gains or losses. Available-for-sale financial assets are classified as non-current, unless the investment matures within twelve months, or management expects to dispose of them within twelve months.

(v)	Financial liabilities at amortized cost

Financial liabilities at amortized cost include accounts payable and accrued liabilities and long-term debt. Accounts payable and liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, accounts payable and accrued liabilities are measured at amortized cost using the effective interest method. Long-term debt is recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest rate method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fees are deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fees are capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Put and call options over non-controlling interests

The terms of a put and/or a call over a non-controlling interest is analysed to assess whether it gives the controlling interest in substance, the risks and rewards associated with ownership of the shares covered by the instruments. A put and call with a fair value exercise price is less likely to convey the risks and rewards of ownership to the controlling interest (i.e. the non-controlling shareholders still have present access to the associated benefits). In such cases, the Company uses the present access method in which the non-controlling interest continues to be recognised as such as it still has present access to the economic benefits associated with the underlying ownership interests. A financial liability is initially recognised against the parent’s equity for the repurchase obligation. The transaction is not treated as an anticipated acquisition.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(f)	Financial instruments (continued)

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at fair value through profit and loss	Investments in warrants

Loans and receivables	Bank balances and cash on hand
Guaranteed investment certificates
Notes receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other receivables

Held to maturity	Short-term debt securities

Available-for-sale financial assets	Bonds
Investments in shares and equity instruments, other than in warrants

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability related to share exchange rights

(g)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after initial recognition (a “loss event”) and that loss event has an impact on the estimated cash flows of the financial assets that can be reliably estimated. If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)	Financial assets carried at amortized cost

The impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Impairment losses as well as reversals are recognized in the consolidated statement of income.

(ii)	Available-for-sale financial assets

The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to the consolidated statement of income. Impairment losses on equity available-for-sale financial assets may not be reversed.

(h)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other highly liquid short-term investments with original maturities of three months or less or that can be redeemed at any time without penalties.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(i)	Refundable tax credits for mining exploration expenses

The Company is entitled to a refundable tax credit on qualified mining exploration and evaluation expenses incurred in the province of Québec. The credit is accounted for against the exploration and evaluation expenses incurred.

(j)	Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of profits or losses of associates after the date of acquisition. The Company’s share of profits or losses is recognized in the consolidated statement of income and its share of other comprehensive income or loss of associates is included in other comprehensive income.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income.

The Company assesses at each period-end whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value in use) and charged to the consolidated statement of income.

(k)	Royalty interests

Royalty interests consist of acquired royalties and royalty option interests in producing, and exploration and evaluation stage properties. Royalty interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The major categories of the Company’s interests are producing, and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company or are in development and are expected to generate revenues in the next two years. Exploration and evaluation assets represent early stage exploration properties that are speculative and are expected to require more than two years to generate revenue, if ever, or are currently not active.

Producing royalty interests are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Producing royalty interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the properties and may include a portion of resources expected to be converted into reserves. Management relies on information available to it under contracts with the operators and / or public disclosures for information on proven and probable reserves and resources from the operators of the producing royalty interests.

On acquisition of a producing royalty interest, an allocation of the acquisition cost is made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Royalty interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources. Acquisition costs of exploration and evaluation royalty interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Producing royalty interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of Cash-Generating Units (‘‘CGU’’) which, in accordance with IAS 36, Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty level for each property from which cash inflows are generated.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(l)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Repairs and maintenance costs are charged to the consolidated statement of income during the period in which they are incurred.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	3-5 years

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant parts (major components) and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains (losses) in the consolidated statement of income.

(m)	Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and mining properties acquisition costs. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Exploration and evaluation expenditures include the cost of:

(i)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body;
(ii)	determining the optimal methods of extraction and metallurgical and treatment processes;
(iii)	studies related to surveying, transportation and infrastructure requirements;
(iv)	permitting activities; and
(v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(n)	Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination. The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

(o)	Impairment of non-financial assets

The carrying value of non-financial assets is reviewed regularly and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable CGUs. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses at each reporting date for potential reversals when events or circumstances warrant such consideration.

(p)	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(p)	Current and deferred income tax (continued)

Deferred income taxes (continued)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(q)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

(r)	Warrants

Warrants are classified as equity. Incremental costs directly attributable to the issuance of warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

(s)	Revenue recognition

Revenue comprises revenues from the sale of commodities received under royalty agreements and revenues earned directly from royalty agreements. For royalty agreements paid in-kind, revenue recognition occurs when the relevant commodity received from the operator is physically delivered and sold by the Company to its third party customers. Significant risks and rewards of ownership are passed to the buyer at the time of delivery, which also corresponds to the transfer of the title property. For royalty agreements paid in cash, revenue recognition generally occurs in the month of production from the royalty property.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

(t)	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight-line basis over the period of the lease.

(u)	Share-based compensation

Share option plan

The Company offers a share option plan for its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of significant accounting policies (continued)

(u)	Share-based compensation (continued)

Share option plan (continued)

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

Deferred share units (“DSU”) and restricted share units (“RSU”) may be granted to employees, directors and officers as part of their long-term compensation package entitling them to receive payout in cash based on the Company’s share price at the relevant time. A liability for DSU and RSU is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value according to the estimation made by management of the number of DSU and RSU that will eventually vest. The liability is recognized over the vesting period, with a corresponding charge to share-based compensation.

(v)	Earnings per share

The calculation of earnings per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of Osisko by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. It also includes shares issued and held in escrow. The treasury stock method is used to determine the dilutive effect of the warrants, share options and the if-converted method is used for convertible debentures. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the shares held in escrow, the outstanding warrants, share options and convertible debentures.

(w)	Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive

Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The Company manages its business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties and similar interests.

4.	Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than January 1, 2015. Many of these updates are not relevant to the Company and are therefore not discussed herein.

IFRS 9, Financial Instruments (“IFRS 9”)

In November 2009 and October 2010, the IASB issued the first phase of IFRS 9. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9. The final version of IFRS 9 was issued in July 2014 and includes a third measurement category for financial assets (fair value through other comprehensive income) and a single, forward-looking ‘expected loss’ impairment model.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Accounting standards issued but not yet effective (continued)

IFRS 9, Financial Instruments (“IFRS 9”) (continued)

This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only three classification categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces limited changes relating to financial liabilities and aligns hedge accounting more closely with risk management.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. Management is currently evaluating the possibility to early adopt IFRS 9 for the year beginning January 1, 2016 and is reviewing the impact that this standard will have on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

In May 2014, the IASB issued IFRS 15. IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new Standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. Management is currently reviewing the impact that this standard will have on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer (“lessee”) and the supplier (“lessor”). IFRS 16 replaces IAS 17, Leases (“IAS 17”), and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize:

(i)	assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and
(ii)	depreciation of lease assets separately from interest on lease liabilities in the statement of income.

The new standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 is also applied. Management has not yet evaluated the impact that this standard will have on its consolidated financial statements.

5.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Critical accounting estimates and judgements (continued)

Critical accounting estimates and assumptions

Reserves and resources

Royalty interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. These estimates are applied in determining the depletion of the Company’s royalty interests and assessing the recoverability of the carrying value of royalty interests. For royalty interests, the public disclosures of reserves and resources that are released by the operators of the properties involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty interests.

Impairment of royalty interests

The assessment of the fair values of royalty interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty interests could impact the impairment analysis.

Impairment of goodwill

The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs expected to benefit from the synergies of the combination. When completing an impairment test, the Company calculates the estimated recoverable amount of CGU or group of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, long-term commodity prices, foreign exchange rates, discount rates and exploration potential.

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of the CGU or group of CGUs. Accordingly, it is possible that some or the entire carrying amount of the goodwill may be further impaired with the impact recognized in the consolidated statement of income.

As at December 31, 2015, the Company performed its annual impairment test using the value-in-use of the group of CGUs supporting the goodwill using the most recent budgets and forecasts available, including information from external sources. The periods used for the projections were based on the expected productions from the mines, the proven and probable mineral reserves and a portion of the resources. The discount rate used takes into consideration the different risk factors of the Company.

Critical judgements in applying the Company’s accounting policies

Business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. The assumptions and estimates with respect to determining the fair value of royalty interests generally requires a high degree of judgment. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Critical accounting estimates and judgements (continued)

Critical judgements in applying the Company’s accounting policies (continued)

Impairment of available-for-sale equity investments and investments in associates

The Company follows the guidance of IAS 39 to determine when an available-for-sale equity investment is impaired. The Company also applies IAS 39 to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers an impairment loss. In making this judgement, the Company’s management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee’s exploration projects and changes in financing cash flows.

Impairment of exploration and evaluation assets and royalty interests on exploration and evaluation properties

Assessment of impairment of exploration and evaluation assets and royalty interests on exploration and evaluation properties requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s exploration and evaluation assets and royalty interests on exploration and evaluation properties. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities; and a significant drop in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the exploration and evaluation assets and royalty interests on exploration and evaluation properties could impact the impairment analysis. During the year ended December 31, 2015, the Company wrote-off exploration and evaluation assets having a carrying value of $192,000.

Impairment of producing royalty interests and goodwill

Assessment of impairment of producing royalty interests and goodwill requires the use of judgment when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s producing royalty interests or goodwill. Factors which could trigger an impairment review include, but are not limited to, a significant market value decline; net assets higher than the market capitalization; a significant reduction in reserve and resources; significant negative industry or economic trends; interruptions in production activities; significantly lower production than expected; and a significant drop in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the producing royalty interests or goodwill could impact the impairment analysis.

Deferred income tax assets

Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgment.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Critical accounting estimates and judgements (continued)

Critical judgements in applying the Company’s accounting policies (continued)

Liability related to share exchange rights

The put option is classified as a financial liability using the present access method. Under this method, non-controlling interests continue to be recognized because the non-controlling shareholders still have present access to the economic benefits and risks associated with the underlying ownership interests. The non-controlling shareholder may have substantially retained the risks and rewards associated with the continued ownership until such time that the contract is settled. Judgement is required when assessing the factors to consider resulting in benefits and losses being borne by the non-controlling shareholders.

6.	Acquisition of Virginia Mines Inc. (now Osisko Exploration James Bay Inc.)

On November 17, 2014, Osisko and Virginia Mines Inc. (“Virginia”), a mining exploration company active in Northern Québec and holding a 2.0% to 3.5% royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc., announced that they had entered into a definitive agreement to combine the two companies. The combination of Osisko and Virginia diversifies the portfolio of assets in low geopolitical risk locations and improves the financial position of the combined company. Under the terms of the transaction, which was structured as a plan of arrangement, each Virginia share was exchanged for 0.92 Osisko shares.

The transaction was closed on February 17, 2015 (acquisition date) and Osisko acquired all of the outstanding common shares of Virginia and issued a total of 29,964,240 common shares to Virginia shareholders. Prior to the closing of the transaction, Osisko held 3,562,616 common shares of Virginia which generated a gain of $7,929,000 at the closing date, which was reclassified from other comprehensive income (loss) to other net gains (losses) on the statement of income. In addition, Osisko issued 1,695,770 share options as replacement options of Virginia using the same exchange rate of 0.92 than for the shares. The Virginia share options were all vested prior to the transaction as they had all vested at the grant date. The following weighted average assumptions were used with the Black-Scholes option pricing model to calculate the fair value of the Virginia replacement share options: dividend of 1%; volatility of 37%; risk-free interest rate of 0.4% and expected life between 1.1 and 3.0 years. Transaction costs related to the acquisition were expensed under business development expenses and amount respectively to $1,469,000 and $2,243,000 in 2014 and 2015. The total consideration paid, including the initial investment held by Osisko, the shares issued to Virginia shareholders and the fair value of the replacement options issued amount to approximately $556.0 million.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. The acquisition of Virginia meets the definition of a business combination as Virginia generates revenues and has processes. Consequently, the transaction has been recorded as a business combination.

The goodwill is the result of the creation of a diversified portfolio of two significant producing royalties that increase the sources of revenues and reduce the operational risks and cost of capital of the combined company. In addition, the acquisition of exploration and evaluation projects lead by an experienced team diversifies the risks and increases the royalty opportunities.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Acquisition of Virginia Mines Inc. (now Osisko Exploration James Bay Inc.) (continued)

The table below presents the purchase price allocation:

Consideration paid	$

Issuance of 29,964,240 common shares on closing	488,717
Shares held in Virginia prior to the acquisition	53,475
Fair value of 1,695,770 Virginia replacement share options issued	13,842
556,034
Net assets acquired	$

Cash and cash equivalents	34,900
Short-term investments	35,179
Other current assets	4,897
Other investments	2,589
Royalty interests	411,236
Property and equipment	587
Exploration and evaluation	87,365
Current liabilities	(3,986)
Liability for share exchange rights(i)	(6,867)
Deferred income tax liability	(119,450)
Non-controlling interests(i)	(1,620)
444,830

Goodwill(ii)	111,204

(i)

The fair value of the non-controlling interests in Mines Coulon Inc. (“Mines Coulon”) was recognized in the form of a financial liability for the share exchange rights at its estimated fair value and the residual amount has been recorded as non-controlling interests.

(ii)	The goodwill recognized on the acquisition of Virginia will not be tax deductible.

Caisse de dépôt et placement du Québec ("CDPQ") and Fonds de solidarité des travailleurs du Québec (F.T.Q.) ("Fonds") had completed private placements into Osisko and Virginia as a part of the business combination. Accordingly, CDPQ and Fonds were granted a combined 15% right to participate in all future royalty or stream transactions entered into by Osisko.

Since the acquisition date, the revenues and net loss of the acquiree included in the statement of income amount respectively to $601,000 and $3,196,000. If the acquisition had been completed as of January 1, 2015, the consolidated revenues would have been approximately $45,415,000 and the net earnings would have been approximately $28,337,000 for the year ended December 31, 2015. Although the Éléonore mine has produced gold and silver since the acquisition date, the NSR payments have been applied against the advance payment that had been received by Virginia prior to its acquisition by Osisko. The advance payment was fully repaid in November 2015 and the depletion of the depreciable royalty interests started in December 2015 when the first delivery under the NSR was received by Osisko.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Cash and cash equivalents

	December 31,	December 31,
	2015	2014
	$	$

Cash	218,553	175,171
Cash equivalents	39,956	-
	258,509	175,171

Cash equivalents are comprised of two banker’s acceptances bearing a weighted average interest rate of 0.73% and having maturity dates in January 2016. Cash held in U.S. dollars amount to $143.6 million (US$103.8 million).

8.	Short-term investments

As at December 31, 2015, short-term investments are comprised of two guaranteed investment certificates issued by Canadian financial institutions having interest rates of 1.81% and 2.05% and maturity dates of January 2016 and July 2016. Short-term investments were acquired through the acquisition of Virginia (Note 6).

9.	Accounts receivable

	December 31,	December 31,
	2015	2014
	$	$

Trade - Royalty agreements	58	-
Refundable tax credits	2,287	-
Sales taxes	639	295
Interest and dividend income receivable	1,639	133
Amounts receivable from associates(i)	1,188	-
Other receivables	433	134
	6,244	562

(i)	Amounts receivable from associates for cost recoveries related to professional services and office rent.

10.	Other assets

	December 31,	December 31,
	2015	2014
	$	$

Prepaid expenses	231	104
Deferred financing costs(i)	277	211
	508	315

(i)

Unamortized deferred financing costs related to a $150.0 million revolving credit facility (Note 17). The deferred financing costs are being amortized over the term of the facility. Amortization in 2015 amounts to $110,000 ($9,000 in 2014).

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Investments in associates

	2015	2014
	$	$

Balance - January 1	14,052	3,557
Acquisitions	27,505	5,138
Transfer from available-for-sale investments	8,476	7,488
Share of loss and comprehensive loss	(3,360)	(854)
Net loss on ownership dilution	(1,627)	-
Impairment charge	(1,035)	(1,277)
Balance - December 31	44,011	14,052

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information on these associates is as follows:

	2015	2014
	$	$

Aggregate amount of the Company’s share of net loss	(3,519)	(824)
Aggregate amount of the Company’s share of other comprehensive income	159	(30)

The main strategic investments in associates are as follows:

Oban Mining Corporation

In August 2015, Oban Mining Corporation (“Oban”) acquired Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new leading Canadian focused gold exploration and development company. Osisko invested $17.8 million in shares and Osisko was granted a right to acquire a 1% NSR on all properties held by Oban. As at December 31, 2015, the Company has a 15.7% interest in Oban (1.9% as at December 31, 2014). As some officers and directors of Osisko are also officers and directors of Oban, the Company concluded that it exercises significant influence over Oban since 2014. In January 2016, Oban and NioGold Mining Corp. (“NioGold”) announced that they had entered into an agreement where Oban will acquire all of the outstanding shares of NioGold. The transaction was completed on March 11, 2016.

NioGold Mining Corp.

In 2014, Osisko increased its investment in NioGold and acquired 14,000,000 flow-through common shares at a price of $0.35 per common share for a total investment of $4,900,000. As at December 31, 2015, the Company has an 18.1% interest in NioGold (19.5% as at December 31, 2014). As some officers and directors of Osisko are also directors of NioGold, the Company concluded that it exercises significant influence over NioGold since 2014. In 2013, NioGold investment was accounted for as an available-for-sale financial asset.

Falco Resources Ltd.

In 2014, Osisko increased its investment in Falco Resources Ltd. (“Falco”) and acquired 1,488,990 common shares at a price of $0.45 per common share and 1,218,265 common shares at a price of $0.27 per common share for an aggregate investment of $999,000. In 2015, Osisko acquired 1,250,000 common shares at a price of $0.40 and 5,900,000 flow-through common shares at a price of $0.32 per common share for an aggregate investment of $2,388,000. As at December 31, 2015, the Company has a 16.2% interest in Falco (11.4% as at December 31, 2014). As the chair of the Board of Directors and chief executive officer of Osisko is also the chair of the Board of Directors of Falco, the Company concluded that it exercises significant influence over Falco since 2014.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Other investments

	2015	2014
	$	$
Available-for-sale (marketable securities)
Balance - January 1	57,004	8,996
Acquisition of Virginia (Note 6)	2,048	-
Acquisitions(i)	140,069	47,003
Deemed disposal of investments – acquisition of Virginia (Note 6)	(53,475)	-
Disposals	-	(66)
Change in fair value	(43,563)	8,559
Transfer to investments in associates	(8,476)	(7,488)
Balance - December 31	93,607	57,004

Financial assets at fair value through profit and loss (warrants)
Balance - January 1	70	2
Acquisition of Virginia (Note 6)	341	-
Acquisitions	1,650	304
Change in fair value	(483)	(236)
Balance - December 31	1,578	70

Loans and receivables (notes receivable and guaranteed investment certificates)
Balance - January 1	8,618	-
Acquisition of Virginia (Note 6)	200	-
Acquisitions	200	8,559
Transfer to short-term investments	(100)	-
Accretion	1,382	59
Balance - December 31(ii)	10,300	8,618

Total	105,485	65,692

(i)

In 2014, Osisko acquired a total of 3,562,616 common shares of Virginia for a total consideration of $45,545,000, including $15,222,000 settled in cash and $30,323,000 settled with the issuance of common shares of Osisko (Note 18).

(ii)

The balance of loans and receivables as at December 31, 2015 includes a secured note receivable of $10.0 million from Highland Copper Company Inc. (“Highland”) (Note 13). The secured note receivable can be exchanged for, among other things, a 3% sliding-scale NSR royalty option on all metals produced from the White Pine North project to be acquired by Highland.

The investments comprise common shares, warrants and notes receivable, exclusively from Canadian publicly traded companies.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Royalty interests

	2015	2014
	$	$

Balance - January 1	1,591	-
Acquisition of Virginia (Note 6)	411,236	-
Acquisitions	37,200	1,591
Depletion	(588)	-
Balance - December 31	449,439	1,591

Costs	450,027	1,591
Accumulated depletion	(588)	-
Net book value, December 31	449,439	1,591

Main royalty interests

Canadian Malartic property

Osisko owns a 5% NSR on the Canadian Malartic property in Malartic, Québec which is now operated by the Canadian Malartic General Partnership created by Agnico Eagle and Yamana. The property extends over 220km2 and is located in the gold corridor which hosts current and past producers. The NSR originates from the transaction described in Note 29. As a result, a nominal carrying value was attributed to this royalty.

Éléonore mine

Osisko, through its wholly-owned subsidiary Osisko Exploration James Bay Inc. (formerly Virginia acquired by Osisko in February 2015), owns a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp. On the acquisition date of Virginia, a value of $410,111,000 was attributed to the Éléonore royalty and is depleted based on the proven and probable reserve and a portion of resources that the Company expects to be converted into reserves. In 2015, a depreciation of $588,000 (nil in 2014) was recognized in the consolidated statement of income.

Teck Canadian royalties

In October 2105, Osisko entered into a definitive agreement to acquire a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. (“Teck”) for a cash consideration of $28.0 million, with an additional $2.5 million payable on confirmation of certain rights.

The portfolio consists of 31 royalties, most of which are NSR royalties, including the following key royalties:

•	Three NSR royalties from 2% to 3% on the producing Island Gold Mine properties located in Northern Ontario owned by Richmont Mines Inc.;
•	2% NSR royalty on the Lamaque property located in the Abitibi owned by Integra Gold Corp.;
•	2% NSR royalty on the Hewfran Block located in Northern Québec owned by Metanor Resources Inc.;
•	0.5% NSR royalty and right to $5 million payment upon commercial production on the Marban property Québec owned by NioGold Mining Corp. and located near the Canadian Malartic Mine in Malartic;
•	1.5% NSR royalty on a portion of the Fenn-Gib property located in northern Ontario owned by Lake Shore Gold Corp.; and
•	1.5% to 2% NSR royalty on the Garrcon property located in northern Ontario and owned by Northern Gold Mining Inc.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Royalty interests (continued)

Main royalty interests (continued)

Teck Canadian royalties (continued)

The portfolio also includes other precious metal royalty assets on exploration and development properties. Certain NSR royalties are subject to buy-back clauses.

The first portion of the transaction with Teck was closed in November 2015, consisting of a portfolio of 28 royalties acquired for a cash consideration of $24.2 million with an additional $2.5 million to be paid on confirmation of certain rights. This portfolio includes the royalties on Richmont Mines Inc.’s producing Island Gold Mine and Integra Gold Corp.’s Lamaque property. The Company expects to close the second portion of its transaction with Teck in the first half of 2016.

CDPQ has exercised its participation right to acquire 15% of the Teck royalty interests acquired by Osisko. The transaction was completed in February 2016 for $3.6 million.

Vezza property

In 2015, the Company acquired a 5% net smelter return royalty and a 40% net profit interest royalty in the Vezza gold property operated by Ressources Nottaway Inc. for a total acquisition price of $10.0 million, of which $5.0 million was paid in 2015 with the remaining balance paid in January and March 2016. The property is located 25km from Matagami, Québec. Commercial production is forecasted for the second quarter of 2016.

Main royalty option interests

Marban block and Malartic Hygrade-NSM block

In August 2014, Osisko completed the purchase for $150,000 of the rights held by NioGold to repurchase half of the existing net smelter return royalties on the Marban block and Malartic Hygrade-NSM block, consisting of:

(i)	The right to repurchase for the price of $1,000,000:

1.	0.25% NSR on the Marban claims
2.	0.5% NSR on the First Canadian claims
3.	1.0% NSR on the Norlartic claims

(ii)	The right to repurchase for the price of $1,000,000:

1.	1.0% NSR on the Malartic Hygrade-NSM claims

Michigan projects

In December 2014, Osisko closed a transaction with Highland where Osisko has provided Highland with a $10.0 million secured loan in exchange for, among other things, a 3% sliding-scale NSR royalty option on all metals produced from the White Pine North project to be acquired by Highland. The White Pine North Royalty has a base rate 3% NSR and increases by 0.01% NSR for every $0.01 increase in the copper price above $3.00 per pound. Highland also granted Osisko an exclusive option to purchase a 100% silver NSR royalty on all future silver production from Highland's White Pine North and Copperwood Projects (collectively, the "Michigan Projects") for future cash consideration of US$26.0 million. At its sole discretion, the Company may elect to purchase the silver royalty within 60 days following the delivery by Highland of a feasibility study on the Michigan Projects.

The fair value of the loan was calculated based on market interest rates for similar loans taking into account the credit risk associated with the counterparty. The difference between the fair value of the loan and the $10.0 million payment was assigned to the royalty option interests for an amount of $1,441,000.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Royalty interests (continued)

Main royalty option interests (continued)

Cariboo Gold project

On November 30, 2015, Osisko and Barkerville Gold Mines Ltd. (“Barkerville”) entered into an agreement to acquire a 1.5% NSR royalty on the Cariboo Gold project for a cash consideration of $25.0 million. As at December 31, 2015, Osisko has made an initial $2.0 million payment for the royalty. The transaction was closed on February 5, 2016 (Note 32).

14.	Property, plant and equipment / Exploration and evaluation

	Property, plant	Exploration
	and equipment	and evaluation
	$	$
Year ended December 31, 2015
Opening net book value	125	823
Acquisition of Virginia (Note 6)	587	87,365
Additions	300	9,980
Investment credits	-	(1,862)
Share-based compensation capitalized	-	106
Depreciation	(177)	-
Write-offs	-	(192)
Closing net book value	835	96,220
Balance - December 31, 2015
Cost	1,026	96,412
Accumulated depreciation	(191)	-
Accumulated write-offs	-	(192)
Net book value	835	96,220

Year ended December 31, 2014
Opening net book value	1,475,851	395,081
Additions	62,186	13,434
Environmental restoration obligations	6,643	3
Share-based compensation capitalized	799	1,158
Depreciation	(61,295)	(95)
Dispositions	(502)	-
Write-offs(i)	-	(4,275)
Deemed disposal (Note 29)	(1,483,557)	(404,483)
Closing net book value	125	823
Balance - December 31, 2014
Cost	139	823
Accumulated depreciation	(14)	-
Net book value	125	823

(i)	In 2014, the Company terminated its participation in some grassroots projects in Mexico and in the United States of America.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2015	2014
	$	$

Trade payables	927	721
Other payables	9,890	1,205
Accrued liabilities	652	1,061
	11,469	2,987

Other payables include an amount of $5,000,000 for the acquisition of a 5% net smelter return royalty and a 40% net profit interest royalty in the Vezza property operated by Ressources Nottaway Inc. for a total acquisition price of $10,000,000. A first payment of $5,000,000 was made in 2015.

16.	Provisions and other liabilities

	2015			2014

				Environ.		Deferred
	Share exchange	DSU and		restoration	DSU and	premium
	rights(i)	RSU(ii)	Total	obligations(iii)	RSU(ii)	on FTS(iv)	Total
	($)	($)	($)	($)	($)	($)	($)

Balance – January 1	-	761	761	16,112	6,629	2,671	25,412
Acquisition of Virginia (Note 6)	6,867	-	6,867	-	-	-	-
Accretion expense	200	-	200	530	-	-	530
New liabilities	-	2,792	2,792	6,444	16,613	-	23,057
Revision of estimates	-	(444)	(444)	209	5,352	-	5,561
Liabilities settlement	-	-	-	(351)	(27,833)	-	(28,184)
Recognition of deferred premium on FTS(iv)	-	-	-	-	-	(2,671)	(2,671)
Deemed disposal (Note 29)	-	-	-	(22,944)	-	-	(22,944)
Balance – December	7,067	3,109	10,176	-	761	-	761

Current portion	-	1,264	1,264	-	375	-	375
Non-current portion	7,067	1,845	8,912	-	386	-	386
	7,067	3,109	10,176	-	761	-	761

(i)

The liability related to share exchange rights represents a put option held by the non-controlling shareholders in Mines Coulon, a subsidiary of the Company that was acquired in the Virginia acquisition. On October 20, 2017 (or before under certain conditions), the non-controlling shareholders have the option to convert their shares of Mines Coulon for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of income.

(ii)	The Deferred and Restricted Share Units Plans are described in Note 20.

(iii)

The environmental restoration obligations represented the legal and contractual obligations associated with the eventual closure of the Company’s mining assets. The environmental restoration obligations were deemed disposed as part of the Agreement with Yamana and Agnico Eagle (Note 29).

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Provisions and other liabilities (continued)

(iv)

In November 2013, Osisko Mining Corporation issued 1,416,400 flow-through shares at a price of $6.25 per share (excluding the consolidation of shares (Note 18)) for gross proceeds of $8,852,500. An amount of $5,736,500 was recognized under share capital and a deferred premium on flow-through shares of $3,116,000 was recognized under provisions and other liabilities. The deferred premium on flow-through shares was reversed to the consolidated statement of income in 2013 and 2014 when the exploration expenses were incurred and is included in discontinued operations (Note 29).

17.	Long-term debt

Revolving credit facility

In 2015, the Company increased its revolving credit facility (“Facility”) from $100.0 million as at December 31, 2014 to $150.0 million as at December 31, 2015. The Facility was extended by one year and was syndicated between National Bank of Canada and Bank of Montreal. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty interests) and has a two-year term (December 23, 2017), which can be extended by one year on each anniversary date. The Facility is subject to initial standby fees of 0.30% . Drawn funds with base and prime rate advances will bear interest at a base/prime rate plus between 0.50% and 2.50% and the London Inter-Bank Offer Rate (“LIBOR”) loans will bear interest at LIBOR plus between 1.50% and 3.50% depending on the Company’s leverage ratio. As at December 31, 2015 and 2014, the Facility was not drawn. The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at December 31, 2015, all such ratios and requirements were met.

The following table presents the movements in the long-term debt for the years ended December 31, 2015 and 2014.

	2015	2014
	($)	($)

Balance - January 1(i)	-	316,951
Repayment of debt – loans(i)	-	(5,748)
Conversion of debt in common shares – loans(i)	-	(4,583)
Repayment of debt – obligations under finance lease(i)	-	(14,748)
Accretion expense(i)	-	444
Amortization of transaction costs(i)	-	1,785
Foreign exchange revaluation impact(i)	-	1,921
Deemed disposal(i)	-	(296,022)
Balance - December 31	-	-

(i)

As part of the transaction with Yamana and Agnico Eagle described in Note 29, the long-term debt was deemed disposed on June 16, 2014. Details on the long-term debt prior to the deemed disposal is provided in Note 29.

18.	Share capital

Shares

     Authorized
          Unlimited number of common shares, without par value
          Unlimited number of preferred shares, issuable in series

     Issued and fully paid
          94,578,280 common shares

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Share capital (continued)

Shares (continued)

Share consolidation

In June 2014, following the agreement described in Note 29, for each common share of Osisko Mining Corporation held, shareholders received one tenth of a common share of the Company which was treated as a share consolidation and applied retroactively to all share-related information, except when otherwise noted.

Shares in escrow

1,200,000 common shares were held by an escrow agent for the eventual conversion of convertible debentures (Note 17) contracted by Osisko Mining Corporation prior to the transaction described in Note 29. The conversion option was exercised and the common shares were released on June 30, 2015 by the escrow agent in favor of the convertible debentures holders.

Employee Share Purchase Plan

Prior to June 16, 2014, the Company had an employee share purchase plan in place which was terminated as part of the transaction with Yamana and Agnico Eagle (Note 29). In October 2015, the Company re-established an employee share purchase plan similar to the previous plan. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee’s contribution towards the acquisition of common shares from treasury on a quarterly basis. A maximum of 2.5% of the issued and outstanding common shares are reserved for issuance under the current plan.

Share issuances

Year ended December 31, 2015

On January 21, 2015, Osisko announced that it had entered into an agreement with a syndicate of underwriters who had agreed to buy, on a bought deal private placement basis, 10,960,000 special warrants of the Company (“Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000. Each Special Warrant entitled the holder to acquire, for no additional consideration, one unit (“Unit”) of Osisko, with each Unit comprised of one common share (“Common Share”) of Osisko and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. Each Warrant entitles the holder thereof to purchase one Common Share of Osisko at a price of $36.50, for a period of 84 months following the conversion date.

The offering was closed on February 18, 2015 and Osisko issued 10,960,000 Special Warrants for gross proceeds of $200,020,000. On March 5, 2015, the Special Warrants were converted into 10,960,000 common shares of the Company and 5,480,000 Warrants having a maturity date of March 5, 2022. The relative fair value of the Common Shares was evaluated at $181,235,000 and the relative fair value of the Warrants was evaluated at $18,785,000 using the Black-Scholes option pricing model and the following assumptions: dividend per share of 1%; expected life of 7 years, expected volatility of 43% and risk free interest rate of 1.01% . Transaction costs amounted to $10,399,000 ($7,529,000 net of income taxes) and were allocated to the Common Shares and Warrants based on their pro rata value. As a result, transaction costs of $976,000 ($713,000 net of income taxes) were allocated to the Warrants and $9,423,000 ($6,816,000 net of income taxes) to the Common Shares.

Year ended December 31, 2014

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to CDPQ and Fonds at a price of $15.03 per common share for total gross proceeds of $42,000,000.

On November 16, 2014, Osisko acquired 2,387,616 common shares of Virginia Mines Inc. pursuant to share purchase agreements in exchange for the issuance of 2,196,607 common shares of Osisko. The transaction was closed on December 1, 2014 (Note 6).

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Share capital (continued)

Dividends

The Board of Directors has approved on November 16, 2014 the initiation of the Company’s quarterly dividend program.

The following table provides details on the dividends declared for the years ended December 31, 2014 and 2015:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(ii)
	$			$

November 16, 2014(i)	0.03	December 31, 2014	January 15, 2015	1,551,000	-

	0.03			1,551,000	-

February 19, 2015(i)	0.03	March 31, 2015	April 15, 2015	2,782,000	-
May 14, 2015	0.03	June 30, 2015	July 15, 2015	2,834,000	-
August 5, 2015	0.03	September 30, 2015	October 15, 2015	2,830,000	5,430,858
November 4, 2015	0.04	December 31, 2015	January 15, 2016	3,783,000	7,712,746

	0.13			12,229,000

(i)	The 1.2 million common shares that were held in escrow were not eligible to the dividend.

(ii)	Number of common shares held by shareholders participating to the dividend reinvestment plan described below.

Dividend reinvestment plan

On September 21, 2015, the Company announced the implementation of a dividend reinvestment plan (“DRIP”). The DRIP allows shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the Toronto Stock Exchange (the “TSX”), or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at December 31, 2015, the holders of 7,712,746 common shares had elected to participate in the DRIP, representing dividends payable of $309,000.

On October 15, 2015 and January 15, 2016, the number of common shares issued by the Company under the DRIP, at a discount rate of 3%, amounted to 11,764 and 22,163, respectively.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Share capital (continued)

Capital management

Following the agreement with Yamana and Agnico Eagle, described in Note 29, the Company changed its business activities from a gold producer to a company engaged in the business of acquiring and managing precious metal and other high-quality royalties and similar interests. As a result, the definition of capital as well as capital management by the Company was modified to reflect the current business activities.

Capital is defined as equity and the undrawn revolving credit facility managed by the Company’s management and governed by the Board of Directors. The Company’s objective when managing capital is to maximize returns for its shareholders by growing its asset base, both organically through exploration and through accretive acquisitions of high-quality royalties, streams and other similar interests. Osisko’s management considers that the Company is well funded to grow its asset base and pay dividends to its shareholders with cash and cash equivalents of $258.5 million as at December 31, 2015 ($175.2 million as at December 31, 2014), short-term investments of $0.2 million as at December 31, 2015 (nil as at December 31, 2014), available-for-sale investments of $93.6 million ($57.0 million as at December 31, 2014) and undrawn revolving credit facility of $150.0 million ($100.0 million as at December 31, 2014) with an additional $50.0 million increase capacity.

19.	Warrants

	2015			2014			(ii)
			Weighted			Weighted
			average			average
	Number of		exercise	Number of		exercise
	warrants	Amount	price	warrants	Amount	price
		$	$		$	$

Balance - January 1	-	-	-	12,500,000	20,575	6.25
Issued(i)	5,480,000	17,809	36.50	-	-	-
Exercised	-	-	-	(12,500,000)	(20,575)	(6.25)
Balance - December 31	5,480,000	17,809	36.50	-	-	-

(i)	Each warrant entitles the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022 (Note 18).

(ii)

The number of warrants and the weighted average exercise price are not considering the effect of the share consolidation (Note 18). The warrants were exercised prior to the transaction described in Note 29.

20.	Share-based compensation

Share options – Osisko Gold Royalties Ltd Plan

In May 2014, the Company adopted a share option plan (the “OGR Option Plan”) offered to its directors, officers, management, employees and consultants. Options may be granted at an exercise price determined by the Board of Directors but shall not be less than the closing market price of the common shares of the Company on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the Company at the time of granting of the option. The number of common shares issued to insiders of the Company within one year and issuable to the insiders of the Company at any time under the OGR Option Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding common shares. The duration and the vesting period are determined by the Board of Directors. However, the expiry date may not exceed 7 years after the date of granting.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share-based compensation (continued)

Share options – Osisko Gold Royalties Ltd Plan (continued)

The following table summarizes information about the movement of Osisko’s share options outstanding:

	From January 1, 2015		From June 16, 2014
	to December 31, 2015		to December 31, 2014
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	901,400	14.89	-	-
Granted(i)	987,000	15.71	901,400	14.89
Issued – Virginia replacement share options(ii)	1,695,770	8.74	-	-
Exercised – Virginia replacement share options(ii)	(750,837)	6.51	-	-
Forfeited	(10,000)	15.80	-	-
Balance – End of period	2,823,333	13.71	901,400	14.89
Options exercisable – End of period	1,245,400	11.56	-	-

(i)	Options were granted to officers, management and employees.
(ii)	Refer to Note 6 for details.

The weighted average share price for the year ended December 31, 2015 was $15.62.

The following table summarizes the Company’s share options outstanding as at December 31, 2015:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$

3.49 – 4.65	25,669	4.03	0.25	25,669	4.03
5.89 – 8.35	166,276	7.46	3.09	166,276	7.46
9.79 – 13.93	795,588	11.52	5.57	752,988	11.40
13.95 – 14.90	901,400	14.89	3.69	300,467	14.89
15.80	934,400	15.80	4.50	-	-
	2,823,333	13.71	4.42	1,245,400	11.56

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share-based compensation (continued)

Share options – Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	From January 1, 2015	From June 16, 2014
	to December 31, 2015	to December 31, 2014

Dividend per share	1%	1%
Expected volatility	36%	35%
Risk-free interest rate	1%	1%
Expected life	45 months	48 months
Weighted average share price	$15.71	$14.89
Weighted average fair value of options granted	$4.02	$4.01

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

Share options issued in 2014 and 2015 are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. In 2015, the total share-based compensation related to share options and included in continuing operations amounted to $2,911,000 ($681,000 in 2014) and share-based compensation capitalized to exploration and evaluation assets amounted to $106,000 (nil in 2014).

Share options – Osisko Mining Corporation Plan

Osisko Mining Corporation had a share option plan (the “OMC Option Plan”) offered to its directors, officers, management, employees and consultants. Options could be granted at an exercise price determined by the Board of Directors but could not be less than the closing market price of the common shares of Osisko Mining Corporation on the TSX on the day prior to their grant. No participant could be granted an option which exceeded 5% of the issued and outstanding shares of Osisko Mining Corporation at the time of granting of the option. The number of common shares issued to insiders of Osisko Mining Corporation within one year and issuable to the insiders of Osisko Mining Corporation at any time under the OMC Option Plan or combined with all other share compensation arrangements, could not exceed 10% of the issued and outstanding common shares. The duration and the vesting period were determined by the Board of Directors. However, the expiry date could not exceed 5 years after the date of granting. All outstanding options under the OMC Option Plan vested following the change of control related to the transaction described in Note 29 and the OMC Option Plan was subsequently terminated.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share-based compensation (continued)

Share options – Osisko Mining Corporation Plan (continued)

The following table summarizes information about the movement of Osisko Mining Corporation’s share options outstanding for the period prior to June 16, 2014 without considering the effect of the share consolidation (Note 18):

	From January 1, 2014
	to June 16, 2014
		Weighted
	Number of	average
	options	exercise price
		$
Balance - January 1	21,168,680	8.43
Exercised	(12,415,149)	6.33
Forfeited	(220,102)	9.49
Settled(i)	(8,151,289)	11.64
Expired	(382,140)	7.79
Balance – June 16, 2014	-	-

(i)	Out-of-the-money outstanding share options were settled in cash at the date of the transaction with Yamana and Agnico Eagle (Note 6).

Deferred and restricted share units

Prior to the transaction described in Note 29, Osisko Mining Corporation had a Deferred Share Unit Plan and a Restricted Share Unit Plan. All outstanding deferred share units and restricted share units issued under these plans vested following the change of control related to the transaction described in Note 29 and the plans were subsequently terminated.

In April 2014, Osisko Gold Royalties Ltd adopted a new Deferred Share Unit Plan and a new Restricted Share Unit Plan. Osisko Mining Corporation’s terminated plans were similar to Osisko Gold Royalties Ltd new plans.

Under the Company’s new Deferred Share Unit Plan and Restricted Share Unit Plan, deferred share units (“DSU”) and restricted share units (“RSU”) can be granted to directors, officers and employees as part of their long-term compensation package, entitling them to receive payout in cash. The value of the payout would be determined by multiplying the number of DSU and RSU vested at the payout date by the closing price of the Company’s shares on the day prior to the payout date. The value to be recognized at each reporting date is determined based on the closing price of the Company’s shares and based on applicable terms for performance based and fixed components. The fair value is recognized over the vesting period.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share-based compensation (continued)

The following table summarizes information about the DSU and RSU movements for the new Osisko Gold Royalties Ltd plans:

	From January 1, 2015		From June	16, 2014
	to December 31, 2015		to December	31, 2014
	DSU	RSU	DSU	RSU

Balance – Beginning of period	60,100	228,100	-	-
Granted	46,308	212,066	60,100	228,100
Balance – End of period	106,408	440,166	60,100	228,100
Balance – Vested	60,100	-	-	-

The following table summarizes information about the DSU and RSU movements for the Osisko Mining Corporation terminated plans for the period prior to June 16, 2014 without considering the effect of the share consolidation (Note 18):

	From January 1, 2014
	to June 16, 2014
	DSU	RSU

Balance - January 1, 2014	527,844	2,693,524
Exercised	(527,844)	(2,693,524)
Balance – June 16, 2014	-	-

The DSU granted to directors in 2014 and 2015 vest the day prior to the next annual general meeting and are payable at the end of the employment period of each director.

The RSU granted to officers in 2014 and 2015 vest and are payable three years after the grant date, one half of which is depending on the achievement of certain performance measures.

In 2015, the total share-based compensation expense related to the DSU and RSU plans and included in continuing operations amounted to $2,348,000 ($761,000 in 2014).

The following table summarizes the carrying value of the outstanding DSU and RSU and the fair value of the vested DSU and RSU as at December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
	Carrying	Intrinsic value	Carrying	Intrinsic value
	value	of vested units	value	of vested units
	$	$	$	$

Current portion	1,264	822	375	-
Non-current portion	1,845	-	386	-
	3,109	822	761	-

The carrying value of the DSU and RSU is included in provisions and other liabilities on the consolidated balance sheets (Note 16).

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21.	Income taxes

(a)	Income tax expense

	2015	2014
	$	$
Deferred income taxes (Note 21 (b)):
Origination and reversal of temporary differences	8,194	3,291
Income tax expense	8,194	3,291

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,
	2015	2014
	$	$
Deferred tax assets:
Other assets	904	202
Share and debt issue expenses	2,829	45
Non-capital losses	8,475	-
Royalty interests and exploration and evaluation assets	5,618	11,387
	17,826	11,634
Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(127,814)	-
Available-for-sale assets	-	(1,440)
	(127,814)	(1,440)
	(109,988)	10,194

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21.	Income taxes (continued)

(b)

The provision for income taxes presented in the consolidated financial statements differs from the amount that would arise using the statutory weighted average tax rate applicable to income of the consolidated entities, as a result of the following:

	2015	2014
	$	$

Earnings before income taxes	36,722	1,196

Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	9,878	321
Increase (decrease) in income taxes resulting from:
Dividends received from a taxable Canadian corporation	(1,575)	-
Tax benefits not recognized	188	2,642
Non-deductible expenses, net	440	482
Portion of capital loss (gain) not deductible	(479)	(146)
Losses in foreign jurisdictions subject to different tax rates	(23)	(218)
Recognition of tax attributes not previously benefited	(135)	-
Other, net	(101)	210
Total income tax expense	8,194	3,291

The statutory tax rate is 26.9% for 2015 and 2014. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.

(c)	The gross movement on the deferred income tax accounts is as follows:

	2015	2014
	$	$

Balance, net - January 1	10,194	(69,603)
Income tax expense (Note 21 (a))	(8,194)	(3,291)
Tax recovery directly to equity	2,870	55
Investment in flow-through shares	2,550	920
Other comprehensive loss (income)	2,042	(866)
Business combination (Note 6)	(119,450)	-
Deemed disposal of assets	-	82,979
Balance, net - December 31	(109,988)	10,194

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21.	Income taxes (continued)

(d)	The analysis of the deferred income tax assets and liabilities is as follows:

	2015	2014
	$	$
Deferred tax assets:
Deferred income tax assets to be recovered after more than 12 months	8,684	1,707
Deferred income tax assets to be recovered within 12 months	9,142	9,927
	17,826	11,634
Deferred tax liabilities:
Deferred income tax liabilities to be recovered after more than 12 months	(127,088)	(350)
Deferred income tax liabilities to be recovered within 12 months	(726)	(1,090)
	(127,814)	(1,440)
Total income tax liabilities	(109,988)	10,194

(e)	The 2015 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

			Benefit		Other
			from flow-		compre-	Business
	December 31,	Statement	through		hensive	combi-	December 31,
	2014	of income	shares	Equity	income	naison	2015
	$	$	$	$	$	$	$
Deferred tax assets:
Other assets	202	632	-	-	-	70	904
Non-capital losses	-	1,325	-	-	-	7,150	8,475
Royalty interests and exploration and evaluation assets	11,387	(10,043)	4,274	-	-	-	5,618
Share and debt issue expenses	45	(1,016)	-	2,870	-	930	2,829

Deferred tax liabilities:
Available-for-sale asset	(1,440)	1,122	(1,724)	-	2,042	-	-
Royalty interests and exploration and evaluation assets	-	(214)	-	-	-	(127,600)	(127,814)
	10,194	(8,194)	2,550	2,870	2,042	119,450	(109,988)

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21.	Income taxes (continued)

(e)	The 2014 movement for deferred tax assets and deferred tax liabilities may be summarized as follows: (continued)

			Benefit		Other
			from flow-		compre-	Discon-
	December 31,	Statement	through		hensive	tinued	December 31,
	2013	of income	shares	Equity	income	operations	2014
	$	$	$	$	$	$	$
Deferred tax assets:
Other assets	1,802	202	-	-	-	(1,802)	202
Non-refundable tax credits	14,100	-	-	-	-	(14,100)	-
Share and debt issue expenses	1,335	(10)	-	55	-	(1,335)	45
Non-capital losses	13,585	-	-	-	-	(13,585)	-
Environmental restoration obligations	4,074	-	-	-	-	(4,074)	-
Income tax benefit on mining duties	13,754	-	-	-	-	(13,754)	-

Deferred tax liabilities:
Exploration and evaluation assets	(64,272)	(3,381)	1,318	-	-	77,722	11,387
Available-for-sale asset	-	(102)	(398)	-	(866)	(74)	(1,440)
Mining duties	(53,202)	-	-	-	-	53,202	-
Convertible debentures	(779)	-	-	-	-	779	-
	(69,603)	(3,291)	920	55	(866)	82,979	10,194

22.	Detail of expenses

Expenses by nature
	2015	2014
	$	$

Professional fees	7,039	8,015
Employee benefit expenses (see below)	17,120	4,980
Depreciation, depletion and write-off of exploration and evaluation assets	957	4,289
Travel expenses	1,090	457
Rent and office expenses	1,431	415
Communication and promotional expenses	827	385
Public company expenses	416	373
Gain on disposal of exploration and evaluation assets	(500)	-
Cost recoveries from associates	(1,526)	-
Other expenses	337	-
	27,191	18,914

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Detail of expenses (continued)

Employee benefit expenses
	2015	2014
	$	$
Salaries and wages	11,863	3,538
Share-based compensation	5,257	1,442
	17,120	4,980

Other gains, net	2015	2014
	$	$

Net loss on financial assets at fair value through profit and loss	(484)	(236)
Net gain on available-for-sale financial assets	4,826	2,556
Impairment on available-for-sale financial assets	-	(335)
Impairment on investments in associates	(1,035)	(1,277)
Net loss on dilution of investments in associates	(1,627)	-
Other	(81)	364
	1,599	1,072

23.	Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2015	2014
	$	$
Salaries and short-term employee benefits	5,429	2,232
Share-based compensation	4,183	1,415
Cost recoveries from associates	(90)	-
	9,522	3,647

Compensation included in discontinued operations(i)	-	30,981

(i)	In 2014, compensation included in discontinued operations includes $14.9 million of termination payments to officers following the agreement described in Note 29.

Key management employees are subject to employment agreements which provide for market standard payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and options.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24.	Net earnings (loss) per share

	2015	2014
	$	$
Net earnings (loss) from continuing operations attributable to shareholders of Osisko Gold Royalties Ltd	28,749	(2,095)

Net earnings attributable to shareholders of Osisko Gold Royalties Ltd	28,749	1,673,168

Basic weighted average number of common shares outstanding (in thousands)(i)	87,856	45,964
Dilutive effect of share options	487	-
Dilutive effect of warrants	-	-
Dilutive effect of convertible debentures	-	-
Dilutive effect of shares held in escrow	595	-
Diluted weighted average number of common shares	88,938	45,964

Net earnings (loss) from continuing operations per share
Basic	0.33	(0.05)
Diluted(ii)	0.32	(0.05)

Net earnings per share
Basic	0.33	36.40
Diluted(ii)	0.32	36.40

(i)	After the effect of share consolidation where for each common shares of Osisko Mining Corporation held, shareholders received one tenth of a common share of the Company (Note 18).

(ii)

As a result of the net loss from continuing operations for 2014, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net earnings per share is equal to the basic net earnings per share.

25.	Cash flow information

	2015	2014
	($)	($)
Change in non-cash working capital items
Increase in accounts receivable	(2,559)	(562)
Decrease (increase) in other current assets	61	(104)
Increase (decrease) in accounts payable and accrued liabilities	(545)	2,793
	(3,043)	2,127

	December 31,
	2015	2014
	($)	($)
Investment tax credits receivable
Acquired from Virginia in February 2015	3,878	-
End of year	2,287	-

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25.	Cash flow information (continued)

	December 31,
	2015	2014
	$	$
Accounts payable and accrued liabilities related to exploration and evaluation assets
Acquired from Virginia in February 2015	470	-
End of year	704	-

Accounts payable and accrued liabilities related to share issue expenses
Beginning of year	192	-
End of year	-	192

	2015	2014
	($)	($)

Interests received	4,112	1,982
Dividends received	4,295	-
Investment tax credits received	3,453	-

26.	Financial risks

The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk and foreign currency risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a)	Market risks

(i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest rate risk is primarily related to cash and cash equivalents and short-term investments, which bear interest at fixed rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant.

Other financial assets and financial liabilities are not exposed to interest rate risk because they are non-interest bearing.

The Company does not use derivatives to mitigate its exposure to interest rate risk.

(ii)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the US dollar.

The Company holds balances in cash and cash equivalents denominated in US dollars and is therefore exposed to gains or losses on foreign exchange. The Company does not use derivatives to mitigate its exposure to foreign currency risk.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26.	Financial risks (continued)

(a)	Market risks (continued)

(i)	Foreign exchange risk (continued)

As at December 31, 2015 and 2014, the balances in US dollars were as follows:

	December 31,
	2015	2014
	$	$

Cash and cash equivalents (in US dollars)	103,769	14,237

Equivalent in Canadian dollars	143,616	16,517

Based on the balances as at December 31, 2015, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of approximately $7,181,000 in 2015 ($822,000 in 2014), before income taxes.

(b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, short-term investments, accounts receivable and notes receivable. The Company reduces its credit risk by investing its cash and cash equivalents and short-term investments in high interest savings accounts, banker’s acceptances and guaranteed investments certificates issued by Canadian chartered banks. In the case of accounts receivable and notes receivable, the Company performs either a credit analysis or ensures that is has sufficient guaranties in case of a non-payment by the third party to cover the net book value of the note.

The carrying amount representing the maximum credit exposure of the Company by class of financial assets are as follows:

	December 31,
	2015	2014
	$	$
Held to maturity:
Banker’s acceptances	39,956	-
	39,956	-
Loans and receivables:
Bank balances and cash on hand	218,553	175,171
Guaranteed investment certificates	300	-
Trade receivables	58	-
Interest and dividend income receivable	1,639	133
Amounts receivable from associates and other receivables	1,621	134
Notes receivable	10,200	8,618
	232,371	184,056

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26.	Financial risks (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments and mining properties and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 18. As at December 31, 2015, cash and cash equivalents and short-term investments are invested in high interest savings accounts, banker’s acceptances and guaranteed investment certificates issued by Canadian financial institutions. As a result, the Company estimates that with the projected cash flows from operations and the current liquidity position, it has enough funds available to meet its financial liabilities for the next year.

As at December 31, 2015 and 2014, all financial liabilities to be settled in cash or other financial assets mature within 90 days, except for the $5.0 million balance payable to Ressources Nottaway Inc. which is payable on demand.

27.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Equity securities (warrants)
Publicly traded gold mining exploration companies	-	-	1,578	1,578
Available-for-sale financial assets(i)
Equity securities (shares)
Publicly traded royalty companies	64,818	-	-	64,818
Publicly traded gold mining exploration companies	25,062	-	-	25,062
Publicly traded copper, oil and gas exploration companies	3,727	-	-	3,727
	93,607	-	1,578	95,185

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27.	Fair value of financial instruments (continued)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Equity securities (warrants)
Publicly traded gold mining exploration companies	-	-	70	70
Available-for-sale financial assets(i)
Equity securities (shares)
Publicly traded gold mining exploration companies	57,004	-	-	57,004
	57,004	-	70	57,074

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

The Company has no financial liabilities measured at fair value in the consolidated balance sheets as at December 31, 2015 and 2014.

During the year ended 2015, there were no transfers between Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the balance sheet dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company’s specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. Instruments included in Level 2 consist of notes receivable and the liability related to share exchange rights. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

The warrants held by the Company are not traded on a recognized securities exchange. At each balance sheet date, the fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27.	Fair value of financial instruments (continued)

The following table presents the changes in the Level 3 investments (warrants) for the years ended December 31, 2015 and 2014:

	2015	2014
	$	$

Balance - January 1	70	2
Acquisition of Virginia (Note 6)	341	-
Acquisitions	1,650	304
Change in fair value - investments held at the end of the period(i)	(413)	(236)
Change in fair value - investments expired(i)	(70)	-
Balance - December 31	1,578	70

(i)	Recognized in the consolidated statement of income under other gains.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities, and the liability related to share exchange rights. The fair values of cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable and the liability related to share exchange rights approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

28.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2015, revenues were mainly earned from the sale of precious metals received from the in-kind royalty of the Canadian Malartic and Éléonore mines, both located in Canada. For the year ended December 31, 2014, revenues were earned from the sale of the precious metals received from the in-kind royalty of the Canadian Malartic mine. Geographic revenues from the sale of precious metals received from in-kind royalties are determined by the location of the mining operations giving rise to the royalty interest.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28.	Segment disclosure (continued)

The following table summarizes the royalty interests by country, which is based on the location of the property related to the royalty interest:

Royalty interests	Main metal	Country	Carrying value
			$
Canadian Malartic(i)	Gold	Canada	-
Éléonore	Gold	Canada	409,523
Vezza property	Gold	Canada	10,000
Island Gold mine	Gold	Canada	11,400
Lamaque property	Gold	Canada	5,400
Hewfran Block	Gold	Canada	1,800
Marban (acquired from Teck Resources)	Gold	Canada	4,400
Marban / Malartic Hygrade-NSM	Gold	Canada	150
Cariboo gold project	Gold	Canada	2,000
Yellowknife project	Gold	Canada	1,192
Michigan projects	Copper	U.S.A.	1,441
Other	Gold	Mainly Canada	2,133
			449,439

(i)	The royalty interest in Canadian Malartic originates from the transaction described in Note 29. As a result, a nominal carrying value was attributed to this royalty.

29.	Discontinued operations and additional information related to Osisko Mining Corporation

Transaction

On April 16, 2014, the Company’s predecessor, Osisko Mining Corporation, announced that it had entered into an agreement (the "Agreement") with Yamana and Agnico Eagle, pursuant to which Yamana and Agnico Eagle acquired by way of a statutory plan of arrangement, on June 16, 2014, all of Osisko Mining Corporation's issued and outstanding common shares at that date.

Under the arrangement agreement, the Osisko Mining Corporation shareholders received on June 16, 2014, in exchange for each of their existing common shares: (i) $2.09 in cash, (ii) 0.26471 of a Yamana common share, (iii) 0.07264 of an Agnico Eagle common share and (iv) a common share of the Company (immediately thereafter consolidated on a 10 to 1 basis), which collectively have an aggregate value of $8.69 for each outstanding Osisko Mining Corporation common share based on the closing price of the Yamana, the Agnico Eagle and the Company common shares on the Toronto Stock Exchange on June 13, 2014, the last trading day of those shares preceding the effective date of the Agreement. In particular, such value attributable to Yamana common shares and the Agnico Eagle common shares is $ 2.38 and $2.63 per Osisko Mining Corporation common share respectively for an aggregate value of $5.01, and the value of the Company’s common share was $1.59 per Osisko Mining Corporation common share. Pursuant to the arrangement agreement, the shares of the Company were distributed to Osisko Mining Corporation shareholder as part of the consideration. In addition, 1.2 million common shares of the Company are held by an escrow agent to satisfy the eventual conversion of Osisko Mining Corporation’s convertible debentures with a nominal value of $75 million. In the event that the holders would not exercise their conversion option by June 16, 2017, the 1.2 million common shares would be returned to the Company for cancellation.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Discontinued operations and additional information related to Osisko Mining Corporation (continued)

Transaction (continued)

The following were transferred by Osisko Mining Corporation to the Company:

(a)	a 5% NSR on the Canadian Malartic mine;
(b)	a 2% NSR on Osisko Mining Corporation’s Canadian exploration properties including Upper Beaver, Kirkland Lake and Hammond Reef;
(c)	$157.0 million in cash;
(d)	all assets and liabilities of Guerrero camp in Mexico;
(e)	publicly traded equity investments in associates and other publicly traded companies; and
(f)	a tax pool of $50.0 million.

For purposes of these consolidated financial statements, the net assets transferred to the Company as indicated above have been deemed to have been retained by the Company and all other assets and liabilities of Osisko Mining Corporation representing its mining, exploration and evaluation operations in Canada have been deemed to have been distributed to the Company’s shareholders. Accordingly, in accordance with the requirements of IFRIC 17 Distributions of Non-cash Assets to Owners, the following net assets were deemed to have been disposed for proceeds equal to their estimated fair value:

Cash and cash equivalents	128,502
Inventories	84,427
Other current assets	48,145
Property, plant and equipment(i)	1,888,040
Restricted cash – non current	48,490
Accounts payable and accrued liabilities	(98,202)
Provisions and other liabilities	(22,944)
Long-term debt (including current portion)(ii)	(296,022)
Deferred income and mining taxes(iii)	(166,118)

Net assets deemed disposed of	1,614,318

Estimated deemed proceeds on disposal (iv)	3,358,433

Net gain on deemed disposal	1,744,115

(i)

After the deemed disposal of assets, the Company’s remaining property, plant and equipment consists solely of mining properties in the Guerrero district of Mexico and related exploration and evaluation expenditures capitalized for $2.1 million

(ii)

Includes the $75.0 million convertible debentures issued to Ressources Québec, a subsidiary of Investissement Québec, and CDPQ which have not been converted prior to closing of the arrangement agreement and in respect thereto 1.2 million common shares of the Company were held by an escrow agent to satisfy the eventual conversion.

(iii)

Represents the aggregate of the historical deferred income and mining taxes liability of Osisko Mining Corporation assumed by Agnico Eagle and Yamana net of the $50.0 million tax pool transferred to the Company.

(iv)

Estimated based on the fair value of the consideration in the form of cash and Yamana and Agnico Eagle common shares paid to the Osisko Mining Corporation shareholders as part of the arrangement, net of transaction costs of $42.5 million.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Discontinued operations and additional information related to Osisko Mining Corporation (continued)

Transaction (continued)

The results of the Canadian mining, exploration and evaluation operations of Osisko Mining Corporation that are deemed to have been disposed of have been reclassified as discontinued operations as follows:

2014
$
Results from discontinued operations:
Net gain on deemed disposal	1,744,115
Results of discontinued operations:
Revenues	347,663
Expenses	(333,536)

Net earnings before income and mining taxes	14,127
Income and mining tax expense	(82,979)

Net loss	(68,852)

Net earnings from discontinued operations	1,675,263

Net earnings per share(i) from discontinued operations	36.45

(i)

As the Company reports net loss from continuing operations for the year ended December 31, 2014, all potentially dilutive ordinary shares are deemed to be antidilutive and thus diluted earnings per share from discontinued operations is equal to the basic earnings per share from discontinued operations amount.

Supplemental summary of significant accounting policies for discontinued operations

(a)	Inventories

Material extracted from mines is classified as either ore or waste. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form and sold at a profit. Raw materials are comprised of ore in stockpiles. Ore is accumulated in stockpiles that are subsequently processed into gold in a saleable form. Work in process represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories includes direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on property, plant and equipment including capitalized stripping costs; and an allocation of mine site overhead costs. As ore is sent to the mill for processing, costs are reclassified out of inventory based on the average cost per tonne of the stockpile.

The Company records provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Discontinued operations and additional information related to Osisko Mining Corporation (continued)

Supplemental summary of significant accounting policies for discontinued operations (continued)

(b)	Property, plant and equipment

Depreciation is calculated to amortize the cost of the property, plant and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Producing assets	Unit of production
Exploration equipment and facilities	3-20 years
Mining fleet	7-13 years

Depreciation of property, plant and equipment, if related to mine development expenditures, is capitalized in mine development costs. These amounts will be recognized in the consolidated statement of income through depreciation of property, plant and equipment when they are put into production.

Stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as mine development costs.

It may be also required to remove waste materials and to incur stripping costs during the production phase of the mine. The Company recognizes a stripping activity asset if all of the below conditions are met:

i)	It is probable that the future economic benefit (improved access to the component of the ore body) associated with the stripping activity will flow to the Company.

ii)	The Company can identify the component of the ore body for which access has been improved.

iii)	The costs relating to the stripping activity associated with that component can be measured reliably.

The Company measures the stripping activity at cost based on an accumulation of costs incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable mine site overhead costs.

After initial recognition, the stripping activity asset is carried at cost less depreciation and impairment losses in the same way as the existing asset of which it is a part.

The stripping activity asset is depreciated over the expected useful life of the identified components of the ore body that becomes more accessible as a result of the stripping activity using the units of production method.

(c)	Convertible debentures

The liability and equity components of convertible debentures are presented separately on the consolidated balance sheet starting from initial recognition.

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Discontinued operations and additional information related to Osisko Mining Corporation (continued)

Supplemental summary of significant accounting policies for discontinued operations (continued)

(c)	Convertible debentures (continued)

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders’ equity as equity component of convertible debentures. The equity component is not re-measured subsequent to initial recognition except on conversion or expiry. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component. The deferred tax is charged directly to the carrying amount of the equity component. Subsequent changes in the deferred tax liability are recognized through the consolidated statement of income.

Transaction costs are distributed between liability and equity on a pro-rata basis of their carrying amounts.

(d)	Provisions

Provisions for environmental restoration, restructuring costs and legal claims, where applicable, are recognized when:

(i)	The Company has a present legal or constructive obligation as a result of past events.

(ii)	It is probable that an outflow of resources will be required to settle the obligation.

(iii)	The amount can be reliably estimated.

Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur.

Provision for environmental restoration represents the legal and constructive obligations associated with the eventual closure of the Company’s property, plant and equipment and mining properties. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

(e)	Current and deferred mining tax

Current mining taxes

The mining tax expense for the period comprises current and deferred tax. Mining tax is recognized in the consolidated statement of income. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

The current mining tax charge is the expected mining tax payable on the taxable mining income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company, its subsidiaries and its joint ventures operate and generate taxable mining income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable mining tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the mining tax authorities. Mining tax on income in interim periods is accrued using the tax rate that would be applicable to expected total annual earnings.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Discontinued operations and additional information related to Osisko Mining Corporation (continued)

Supplemental summary of significant accounting policies for discontinued operations (continued)

(e)	Current and deferred mining tax (continued)

Deferred mining taxes

The Company uses the asset and liability method of accounting for mining taxes. Under this method, deferred mining tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective mining tax bases. Deferred mining tax assets and liabilities are measured using enacted or substantively enacted mining tax rates (and laws) that are expected to apply to taxable mining income in the years in which those temporary differences are expected to be recovered or settled.

Deferred mining tax assets are recognized only to the extent that it is probable that future taxable mining profit will be available against which the temporary differences can be utilized.

Deferred mining tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current mining tax assets against current mining tax liabilities and when deferred mining tax assets and liabilities relate to mining taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(f)	Flow-through shares

The Company finances some exploration expenditures through the issuance of flow-through shares. The resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation. The difference, net of transaction costs, (“premium”) between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a deferred gain, under provisions and other liabilities, which is reversed into earnings, under other gains or losses, when eligible expenditures have been made. The Company recognizes a deferred tax liability for flow-through shares and a deferred tax expense, at the moment the eligible expenditures are made.

(g)	Finance leases

The Company leases certain equipment. Leases of equipment for which the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased equipment and the present value of the minimum lease payments.

Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in long-term debt. The interest element of the finance cost is charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Discontinued operations and additional information related to Osisko Mining Corporation (continued)

Supplemental information on long-term debt

The following supplemental information is related to the long-term debt (Note 17) up to June 16, 2014.

Loans

CPPIB Credit Investments Inc.

Debt financing in the amount of $150.0 million with CPPIB Credit Investments Inc. (“CPPIB”). The loan bore interest at a rate of 6.875% (7.5% prior to October 1, 2013). The principal was payable as follows: $30.0 million in June 2014 and $40.0 million in June 2015, 2016 and 2017. The loan was secured by a pledge of all Company owned assets. On June 16, 2014, the loan was deemed disposed as part of the Agreement with Yamana and Agnico Eagle.

Fonds de solidarité FTQ

Unsecured debt financing of $20.0 million with Fonds with a term of seven year. The loan bore interest at an annual rate of 9.5% . The principal was payable in a minimum of 48 equal monthly instalments commencing on May 9, 2011. The agreement contained an optional conversion clause in case of a change of control. The Agreement with Yamana and Agnico Eagle triggered in June 2014 the optional conversion clause, which was exercised by the Fonds. The balance of the loan was then converted in 775,320 common shares of Osisko Mining Corporation based on the conversion ratio of 1 common share for each $5.97 of loan balance (post-consolidation of shares: 77,532 common shares, see Note 18).

Caterpillar Financial Commercial Account Corporation

In November 2012, the Company entered into an agreement with Caterpillar Financial Commercial Account Corporation to finance a service agreement with Hewitt Equipment Limited. The Company borrowed $14,651,000 at an interest rate of 0% reimbursable in 24 monthly installments, starting in February 2013. The Company had booked the present value of the capital amount of the loan ($14,011,000) based on similar financings available on the market. On June 16, 2014, the loan was deemed disposed as part of the Agreement with Yamana and Agnico Eagle.

Convertible debentures

Senior non-guaranteed debentures for $37,500,000 with Ressources Québec (“RQ”), a subsidiary of Investissement Québec, and $37,500,000 with CDPQ, which were convertible at the discretion of RQ and CDPQ into Osisko Mining Corporation’s common shares at a price of $6.25 per share (pre-transaction and consolidation of shares, see Notes 18). The debentures bore interest at a rate of 6.875% (7.5% prior to October 1, 2013) per annum payable on a quarterly basis. The debentures had a maturity date of November 2017. At initial recognition, the net proceeds after transaction costs amounted to $73,446,000, of which $62,410,000 was allocated to the liability component and $11,036,000 ($8,005,000 net of the income tax effect) was allocated to the equity component.

On June 16, 2014, the financial liability component of the convertible debentures were deemed disposed as part of the Agreement with Yamana and Agnico Eagle. In addition, as part of the Arrangement with Yamana and Agnico Eagle, the conversion option was amended such that upon its exercise, instead of receiving Osisko Mining Corporation shares, the convertible debenture holders will receive the same nominal consideration as received by shareholders of Osisko Mining Corporation on closing. In this context, the Company retained the obligation to deliver one common share (post-consolidation) for every $62.50 of nominal value of debentures. The Company deposited 1.2 million common shares with an escrow agent to be delivered if RQ and/or CDPQ exercise their conversion option. The conversion option was exercised on June 30, 2015 and the 1.2 million common shares were released by the escrow agent.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Discontinued operations and additional information related to Osisko Mining Corporation (continued)

Supplemental information on long-term debt (continued)

Obligations under finance lease

Obligations under capital lease with CAT Financial Services Limited (“CAT”) in four tranches. Tranche A bore interest at the one-month LIBOR plus 2.75% . The capital and interest were payable in 60 monthly instalments commencing on the day of delivery of the equipment. Tranche B bore interest at three-month LIBOR plus 2.75% and a credit spread based on the indicative pricing for a five-year medium term note. Tranche C and Tranche D bore interest at the three-month LIBOR plus 3.65% . The capital and interest of Tranches B, C and D were payable in 15 quarterly instalments commencing on the day of delivery of the equipment. The Company had purchase options for the equipment at the end of the leases, which it intended to exercise. On June 16, 2014, the obligations under finance lease were deemed disposed as part of the Agreement with Yamana and Agnico Eagle as described in Note 29.

30.	Related party transactions

In 2015, an amount of $1,526,000 (nil in 2014) was invoiced by Osisko to associates for professional services and rental of offices, of which $1,035,000 ($1,188,000 including sales taxes) is included in accounts receivable as at December 31, 2015.

31.	Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2019. As at December 31, 2015, minimum commitments remaining under these leases were approximately $4,365,000 over the following years:

$

2016	1,272
2017	1,041
2018	1,032
2019	1,020
2020	-
4,365

32.	Subsequent events

Barkerville Gold Mines Ltd.

On February 5, 2016, Osisko and Barkerville announced the closing of a private placement, royalty agreement and technical services agreement as well as new nominations to the board of directors of Barkerville.

Osisko acquired an additional 13,250,000 flow-through shares of Barkerville at a price of $0.32 per flow-through common share for total gross proceeds of $4,240,000. Osisko now holds 47,625,000 common shares and 4,687,500 common share purchase warrants of Barkerville.

Osisko also acquired a 1.5% NSR royalty on the Cariboo Gold Project for a cash consideration of $25.0 million, of which $2.0 million was paid in November 2015 (Note 13). In connection with the purchase of this NSR royalty, the companies have also agreed to negotiate a Gold Stream Agreement following the completion of a feasibility study by Barkerville on the Cariboo Gold Project. Following a 60-day negotiation period, if the companies have not entered into a Gold Stream Agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko.

Osisko Gold Royalties Ltd
Notes to Consolidated Financial Statements
For the years ended December 31, 2015 and 2014
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

32.	Subsequent events (continued)

Barkerville Gold Mines Ltd. (continued)

Osisko and Barkerville have also entered into a technical advisory agreement whereby Osisko will review data and provide technical advice to Barkerville during the exploration, development and construction of the project

As part of these transactions, Osisko was granted the right to nominate two members at the board of directors of Barkerville. Osisko’s Chairman and Chief Executive Officer, Sean Roosen, was appointed as Co-Chairman of Barkerville. Chris Lodder, currently a director of Barkerville, will serve as Osisko’s second nominee to Barkerville’s board of directors.

Convertible debenture

On February 12, 2016, the Company closed a financing with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. Ressources Québec subscribed to a $50.0 million convertible debenture of Osisko, which will mature in five years and will bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko paid a 1% financing fee to Ressources Québec and reimbursed its costs incurred in connection with the financing.

Bought deal financing

On February 26, 2016, the Company closed a bought deal public offering (the “Offering”) of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds estimated of $164.6 million).

The Units were sold on a bought-deal basis through a syndicate of underwriters, co-led by BMO Capital Markets and RBC Capital Markets. Osisko plans to use the net proceeds from the Offering for working capital and general corporate purposes, including funding resource royalty and stream acquisitions.

Each Unit is comprised of one common share (“Common Share”) of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a “Warrant”) of the Company. Each whole Warrant entitles the holder thereof to purchase one Common Share of the Company at a price of $19.08 per Common Share, for a period of 36 months following the closing date.

Dividends

On February 16, 2016, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on April 15, 2016 to shareholders of record as of the close of business on March 31, 2016.